United States securities and exchange commission logo





                              October 18, 2022

       Xiaogang Geng
       Chief Executive Officer
       Jayud Global Logistics Ltd
       4th Floor, Building 4, Shatoujiao Free Trade Zone
       Shenyan Road, Yantian District
       Shenzhen, China 518000

                                                        Re: Jayud Global
Logistics Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
21, 2022
                                                            CIK No. 0001938186

       Dear Xiaogang Geng:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Clearly disclose how you will refer to the holding company and subsidiaries when providing the
disclosure throughout the document so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries or entities are conducting the business operations.
Refrain from using terms such as    we    or    our    when describing
                                                        activities or functions
of a subsidiary.
 Xiaogang Geng
FirstName LastNameXiaogang    Geng
Jayud Global Logistics Ltd
Comapany
October 18,NameJayud
            2022       Global Logistics Ltd
October
Page 2 18, 2022 Page 2
FirstName LastName
2. Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, the final rules adopted by the Commission relating to the HFCA Act became effective on January 10, 2022. Also update the related risk factor accordingly.
3. Please revise to clarify whether the company is subject to the Holding Foreign Companies
         Accountable Act and related regulations.
4.       Please revise to also address how recent statements and regulatory
actions by China   s
         government relating to data security or anti-monopoly concerns has or may impact the
         company   s ability to conduct its business, accept foreign
investments, or list on an U.S. or
         other foreign exchange.
Prospectus Summary, page 1

5.       We note your definition of "China    or the    PRC,    referring to
the People   s Republic of
         China, excludes Taiwan and the special administrative regions of Hong Kong and Macau.
         Please revise your disclosure throughout to clarify that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong. For instance, clarify that the PRC government has significant authority to intervene or influence your Hong Kong subsidiary at any time, which could result in a material adverse change to your business, prospects, financial condition, and results of operations, and the value of your securities. In addition, discuss any commensurate laws and regulations in
         Hong Kong, where applicable throughout the prospectus, and the risks and consequences to you associated with those laws and regulations. As an example, if certain of your directors are located in Hong Kong, expand your disclosure related to the enforceability of civil liabilities to address Hong Kong. Additionally, we note that Jayud Global Logistics
         Limited holds all of the equity interests in its PRC subsidiaries through the subsidiary incorporated in Hong Kong.
Risks Related to Doing Business in China, page 12

6. In your summary of risk factors, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Xiaogang Geng
FirstName LastNameXiaogang    Geng
Jayud Global Logistics Ltd
Comapany
October 18,NameJayud
            2022       Global Logistics Ltd
October
Page 3 18, 2022 Page 3
FirstName LastName



Risk Factors, page 17

7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Please also describe the consequences to you and your investors if you, or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Use of Proceeds, page 61

9. We note your disclosures here that you intend on using "approximately 20% of the net proceeds from this offering for leasing or purchasing warehouses that have strategic importance to our business operation on a long-term basis" and "approximately 20% of the net proceeds from this offering for adding new chartered services in key trade lines in the future." Expand your disclosure to describe the "warehouses that have strategic importance to our business operation" and "new chartered services in key trade lines" that you refer to here.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
70

10. Describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues or income from continuing operations. If you know of events that are reasonably likely to cause a material change in the relationship between costs and revenues disclose the change in the relationship. Refer to Refer to Item 303(b)(2)(ii) of Regulation S-K.
11. As an entity that provides a comprehensive range of cross-border supply chain services, discuss how supply chain disruptions have impacted your operations, both positively and negatively, during the financial statement periods presented. Specifically discuss how revenues, costs, operating profit, net income, capital resources and liquidly have been impacted. Also discuss how supply chain disruptions are expected to impact your outlook
 Xiaogang Geng
FirstName LastNameXiaogang    Geng
Jayud Global Logistics Ltd
Comapany
October 18,NameJayud
            2022       Global Logistics Ltd
October
Page 4 18, 2022 Page 4
FirstName LastName
         and business goals.
12. Please discuss and analyze your financial condition and changes in your financial condition, including the reasons for increases or decreases in average days sales in receivables and payables. Refer to Item 303(b) of Regulation S-K.
Key Components of Our Results of Operations
Cost of Revenues, page 72

13. Your cost of revenues primarily consist of (i) cost of freight charges, (ii) cost of goods,
         (iii) labor costs, (iv) cost of customs brokerage, and (v) cost of packaging. It appears that cost of freight charges is mainly attributable to your freight forwarding services. If this is the case, expand the description of the cost of freight charges to disclose the specific costs included in these charges. Similarly expand your cost of revenue disclosure on page F-17 of your financial statement footnotes.
Results of Operations
Year Ended December 31, 2020 Compared to Year Ended December 31, 2021, page 74

14. Freight forwarding service revenues increased RMG244.4 million or 100.3% for the year ended December 31, 2021. Expand your discussion and analysis as follows:

                You disclose that revenue increased due to a 142.8% increase in customers from 599 to 1,299 customers. Disclose and quantify the factors that materially contributed to this customer growth rate, including any changes in customer acquisition costs;
                You disclose that average revenue decreased from RMB542.7 in 2020 to RMB420.0 in 2021. Disclose the reasons why average revenue per customer declined in 2021;
              and
                You disclose that revenue increases were driven by increased demand due to the recovery from COVID-19 and the establishment of four new footprints to complete transportation coverage in Guangdong, Fujian and Jiangsu provinces. Discuss and analyze separately the amount of revenue increases in these four new footprints due to price, quantity and mix.

         Refer to Item 303(b)(2)(iii) of Regulation S-K.
15. Your disclosure that cost of revenues for freight forwarding services increased primarily due to the increase of freight charges is quite broad. Discuss and quantify the specific costs that increased, fuel costs, any material charges that offset one another and the underlying reasons for the changes.
16. Selling expenses as a percentage of revenues declined from 2.2% in 2020 to 1.6% in
         2021. Please discuss and analyze why selling expenses decreased as a percentage of revenues in 2021.
17. Your capital expenditures increased from RMB155,102 in 2020 to RMB634,871 in 2021.
 Xiaogang Geng
FirstName LastNameXiaogang    Geng
Jayud Global Logistics Ltd
Comapany
October 18,NameJayud
            2022       Global Logistics Ltd
October
Page 5 18, 2022 Page 5
FirstName LastName
         Yet, your depreciation expense declined from RMB745,302 in 2020 to RMB545,048 in
         2021. Please discuss and analyze the reasons for the decrease in depreciation expense despite the significant increase in capital expenditures in 2021.
18. You disclose in a risk factor that your financial position and results of operations may be materially adversely affected if your expenditure on warehouses and equipment do not match customer demand. You also disclose that to facilitate your future expansion you will need to make substantial capital expenditures. Please discuss and analyze the costs of your warehouse operations.
Our Suppliers, page 113

19. We note the disclosure that for the years ended December 31, 2020 and 2021, expenses incurred in relation to your five largest suppliers in terms of contract amount accounted for approximately 65.0% and 51.3% of your total expenses for the same periods, respectively. We also note your disclosure at page F-34. Please revise to identify your material suppliers and file these agreements as material contracts or provide analysis explaining why you are not substantially dependent upon these contracts.
Registration Rights, page 172

20. We note the disclosure that upon completion of this offering, certain holders of your ordinary shares or their transferees will be entitled to request that you register their ordinary shares for resale under the Securities Act, following the expiration of the lock-
         up agreements. Once available, revise to disclose the material terms of the registration rights agreement, including the number of shares subject to such agreement, and file such agreement as an exhibit to your registration statement.
General

21. Please provide us copies of all written communications, as defined in Rule 405 under the
         Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Yong Kim, Staff Accountant at 202-551-3323 or Gus Rodriguez,
Accounting Branch Chief at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney at 202-
551-5351 or Loan Lauren Nguyen, Legal Branch Chief at 202-551-3642 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
 Xiaogang Geng
Jayud Global Logistics Ltd
October 18, 2022
FirstName
Page 6         LastNameXiaogang Geng
Comapany NameJayud Global Logistics Ltd
                                          Office of Energy & Transportation
October 18, 2022 Page 6
cc:       Yang Ge
FirstName LastName